

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2017

Joseph M. Patti, Ph.D.
Chief Executive Officer
Aviragen Therapeutics, Inc.
2500 Northwinds Parkway, Suite 100
Alpharetta, Georgia 30009

      Re: Aviragen Therapeutics, Inc.
           Registration Statement on Form S-4
           Filed December 12, 2017
           File No. 333-222009

Dear Mr. Patti:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ada D. Sarmento at 202-551-3798 with any questions.

                                        Division of Corporation Finance
                                        Office of Healthcare & Insurance

cc: David S. Rosenthal, Esq.